

07004576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 3C-WC Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Rosecrans Avenue, #315
                              (No. and Street)

RECEIVED
MAR 0 2 2007
202

OFFICIAL USE ONLY

FIRM I.D. NO.

Manhattan Beach,   California   90266
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Seivert   310-725-0156
                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
               (Name - if individual, state last, first, middle name)

10680 W. Pico Boulevard, Suite 260   Los Angeles, CA   90064
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 19 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

A6
3/16

A6
3/19

OATH OR AFFIRMATION

I, __Daniel Seivert__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __3C-WC Partners, LLC__ , as of __December 31__ , 20 __06__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__)

State of California
county of Los Angeles
Subscribed and sworn to me before
this 20th day of February 2007
by Daniel Seivert

_____
Notary Public

Daniel B. Seivert
Signature

President
Title

MICHAEL OHANNESIAN
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1478282
LOS ANGELES COUNTY
My Comm. Exp. March 28, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.

- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

3C-WC PARTNERS, LLC

1500 ROSECRANS AVENUE, #315
MANHATTAN BEACH, CALIFORNIA 90266

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Members
3C-WC Partners, LLC
Manhattan Beach, California

I have audited the accompanying statement of financial condition of 3C-WC Partners, LLC, as of December 31, 2006 and related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of 3C-WC Partners, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of 3C-WC Partners, LLC as of December 31, 2006 and the results of it's operations, changes in members' equity and cash flows for the year then ended in conformity with the United States generally accepted accounting principles.

Joseph Yafeh, CPA, Partner
George Brenner, C.P.A.

Los Angeles, California
February 16, 2007

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3C-WC PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 11,899
CRD	298
TOTAL ASSETS	**$ 12,197**

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable – Related Party		$ 1,696
MEMBERS' EQUITY		
Members' Contribution	$(50,918)	
Retained Earnings	61,419	10,501
TOTAL LIABILITIES AND MEMBERS' EQUITY		**$ 12,197**

3C-WC PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE

Interest	$ 299
TOTAL REVENUES	299

EXPENSES

Insurance	346
Licenses and permits	450
Postage & delivery	64
Professional fees	5,145
Regulatory fees	952
Rent	1,230
Telephone	113
TOTAL EXPENSES	8,300
(LOSS) BEFORE TAXES	(8,001)
STATE INCOME TAX	800
NET INCOME/(LOSS)	$(8,801)

See accompanying notes to financial statements

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3C-WC PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Member's Equity	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	$(57,918)	$ 70,220	$ 12,302
Capital contributed	7,000	--	7,000
Net (loss)	--	(8,801)	(8,801)
Balance, December 31, 2006	$(50,918)	$ 61,419	$ 10,501

3C-WC PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:

Net (Loss) from Operations	$(8,801)
CRD	577
Accounts Payable	1,343
NET CASH REQUIRED BY OPERATING ACTIVITIES	(6,881)
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	
Capital Contribution	7,000
INCREASE IN CASH	119
Cash: Beginning of the year	11,780
Cash: End of the year	$ 11,899

Interest Paid	$ 0
State Taxes Paid	$ 800

NOTE 1 - ORGANIZATION

3C-WC Partners, LLC ("3CWC" or the "Company") is a Delaware Limited Liability Company as of February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker/dealer. 3CWC is engaged in the business of conducting private placements of securities. 3CWC does not hold customer funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company receives monies from billing and collecting investment banking fees for its two affiliated companies. Simultaneously the monies received are passed through to the affiliated company that generated the transaction. The broker-dealer operates as a "pass through" entity for its affiliates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company received and passed through $0 of its affiliates' collections for the period January 1, 2006 through December 31, 2006.

NOTE 4 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006 the Company had complied with both requirements. See page 8 for the computation of net capital requirements.

NOTE 5 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated between the two members in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax.

NOTE 6 – EXPENSE SHARING AGREEMENT

The Company has an agreement with one of its affiliates to use its office facilities and will be billed at 5% of the rent and overhead expenses. Expenses directly related to broker/dealer activity are an obligation of the Company.

NOTE 7 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant in litigation. No litigation matters existed at December 31, 2006 and through the date of this report.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C3-3

3CWC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, 3CWC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (i).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (i).

3C-WC PARTNERS, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Members' Equity	$ 10,501
Non Allowable Assets	298
NET CAPITAL	$ 10,203

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 113
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 5,203
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 10,034

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 1,696
Percentage of aggregate indebtedness to net capital	17%

RECONCILIATION

The following is a reconciliation as December 31, 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

See accompanying notes to financial statements

8

PART II

3C-WC PARTNERS, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Members
3C-WC Partners, LLC
Manhattan Beach, CA

In planning and performing my audit of the financial statements and supplemental schedules of 3C-WC Partners, LLC (the "Company") for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

9

Members
3C-WC Partners, LLC
Manhattan Beach, CA

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA, Partner
George Brenner, C.P.A.

Los Angeles, California
February 16, 2007

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END